SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of February 08 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The attached press release filed with the London Stock Exchange and furnished to the Securities and Exchange Commission on Form 6-K today, February 8, 2005, contains references to certain adjusted U.K. GAAP measures. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, we evaluate our performance using adjusted U.K. GAAP measures. This Form 6-K is not incorporated by reference in our registration statement on Form F-3 (SEC File Number 333-117681). However, an amended press release that meets the requirements of the Securities and Exchange Commission Release 33-817, "Conditions for Used of Non-GAAP Financial Measures", will be filed on form 6-K in the near future for incorporation into such registration statement.


                                                                Press enquiries:
           David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
           Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com



                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
              FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2004


London - 8 February 2005 - Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three and nine months ended 31 December 2004.


Q3 FY05 HIGHLIGHTS (Continuing Operations)

- Sales increase to GBP330 million

        *Up 8 per cent on Q2 FY05 (GBP305 million)
        *Up 5 per cent on Q3 FY04 at constant currency (GBP314 million) and 3 per cent on reported basis (Q3 FY04 GBP319 million)
        *Year-on-year sales increase of 14 per cent in Optical and Access
         Networks, driven by growth in UK and Germany
        *BBRS sales decline to GBP30 million due to lower US Federal Government spending

- Continued improvement in Optical and Access Networks delivers group adjusted gross profit(1) of GBP109 million (Q2 FY05 GBP101 million; Q3 FY04 GBP100 million)

        *GBP20 million increase in adjusted gross profit(1) in Optical and Access Networks offset by a decline of GBP8 million in BBRS and GBP3 million in Network Services compared to Q3 FY04

- Adjusted gross margin(1) 33.0% (Q2 FY05 33.1%; Q3 FY04 31.3%)

        *Increase in adjusted gross margin(1) in Optical and Access Networks to
         37.7%, compared to 30.6% in Q3 FY04 (Q2 FY05 35.5%)
        *Overall group margin impacted by decline in BBRS sales

- Continuing progress on profitability, with Group Adjusted Operating Profit after central costs of GBP10 million

        *Improvement in Optical and Access Networks adjusted operating profit(2)
         to GBP11 million (Q2 FY05 GBP4 million loss, Q3 FY04 GBP9 million loss)
        *Tight cost control; adjusted operating expenses(2) maintained at GBP99 million

- Major contract wins and partnerships

        *T-Com and Bulldog represent new strategic wins for Optical and Access
         Networks
        *Energis, Tube Lines and a large Government defence organisation in the
         Middle East contribute to Network Services orders
        *Huawei partnership agreement provides new growth opportunities.
        *Book to bill 1.04(3) (Q2 FY05 1.07; Q3 FY04 1.00)

- Cash balance remains strong, with operating cash inflow of GBP8 million

        *Net cash of GBP311 million at 31 December 2004

- Revised outlook for FY05

        *Mid single-digit sales growth expected for the full year FY05 on a constant currency basis
        *Adjusted gross margin for the full year FY05 towards the lower end of a 33-34% range


(1) Stated after cost reclassification and before exceptional items, see page 12 and 14
(2) Stated before share option costs, exceptional items and goodwill amortisation, see page 13
(3) Book to bill is the ratio of order intake divided by level of sales in any given period.

Mike Parton, CEO of Marconi, said;

"We are very pleased with the progress that we have made in winning significant new business and driving top line growth, especially in Optical and Access Networks. Pipeline opportunities give us confidence that we can continue to grow sales against a backdrop of fierce pricing pressure in a competitive market place."


OVERVIEW

Group Profit & Loss


                           Three months ended                Nine months ended
                         31          30           31           31           31
                   December   September     December     December     December
GBPmillion             2004        2004         2003         2004         2003

Sales
Continuing
Operations              330         305          319          924          915
Discontinued
Operations                -          17           89           67          249
                     --------    --------     --------     --------     --------
Group                   330         322          408          991        1,164
                     ========    ========     ========     ========     ========

Adjusted Gross
Profit
Continuing
Operations(1)           109         101          100          303          265
Adjusted Gross
Margin %               33.0%       33.1%        31.3%        32.8%        29.0%
Discontinued
Operations                -           -           21            9           54
                     --------    --------     --------     --------     --------
Group(1)                109         101          121          312          319
                     --------    --------     --------     --------     --------
Exceptional
Items
- Continuing
Operations                1           3            3            5            9
                     --------    --------     --------     --------     --------
Group Gross
Profit(1)               110         104          124          317          328
                     ========    ========     ========     ========     ========
Group Gross
Margin %               33.3%       32.3%        30.4%        32.0%        28.2%
                     ========    ========     ========     ========     ========

Adjusted Operating
Profit/(Loss)
Continuing
Operations               10           2           (4)           9          (69)
Operating
Exceptional
Items                    (4)          2          (36)          (1)         (64)
Share Option
Costs                    (4)         (7)         (10)         (21)         (19)
Goodwill
Amortisation            (23)        (22)         (22)         (67)         (65)
                     --------    --------     --------     --------     --------
Operating Loss
Continuing
Operations              (21)        (25)         (72)         (80)        (217)
Discontinued
Operations                -          (4)           6           (4)           2
                     --------    --------     --------     --------     --------
Group                   (21)        (29)         (66)         (84)        (215)
                     ========    ========     ========     ========     ========

(1) FY04 stated after cost reclassification, see page 14


Continuing Operations Overview

Three months ended 31 December 2004 compared with three months ended 31 December 2003

An increase in Optical and Access Networks sales and the associated increase in Installation, Commissioning and Maintenance (IC&M) services sales were the main drivers of Continuing Operations' sales growth in Q3 FY05. This was partially offset by a decline of GBP13 million in BBRS sales. In the quarter, BBRS represented 9 per cent of total sales, compared with 13 per cent in Q3 FY04. Network Services revenues were flat year-on-year, with the increase in IC&M sales offset by a decline in Value Added Services following completion of a wireless services contract in the Middle East.

Adjusted gross profit for Continuing Operations increased by GBP9 million. Adjusted gross profit from the Optical and Access Networks business increased by GBP20 million and was offset by an GBP8 million decline in BBRS. Network Services also declined by GBP3 million, due to a lower level of higher margin wireless services sales. On a nine month basis, adjusted gross profit was GBP38 million higher year-on-year.

The improvement over the prior year in adjusted gross margin for Continuing Operations was largely due to product cost reductions and higher volumes in Optical and Access Networks. BBRS margins were stable and Network Services margins declined year-on-year due to a lower level of higher margin sales of wireless services and an increase in lower margin BT cable services.

After adjusted operating expenses of GBP99 million, adjusted operating profit from Continuing Operations was GBP10 million in the quarter.

Operating loss from Continuing Operations was GBP21 million in the quarter, after operating exceptional items (GBP4 million), goodwill amortisation (GBP23 million) and share option costs (GBP4 million). This represented a significant decrease in operating loss on last year, when operating exceptionals and share option costs were significantly higher.

Three months ended 31 December 2004 compared with three months ended 30 September 2004

On a sequential basis, sales also reflect an increase in Optical and Access and a decline in BBRS sales.

Adjusted  gross  profit  increased  by  GBP8  million,   with  a  GBP15  million
improvement in Optical and Access Networks offset by an GBP8 million BBRS decrease. Network Services increased by GBP1 million.

The sequential improvement in Optical and Access gross margin is attributable both to a higher percentage of sales of higher margin network management products and component price reductions. BBRS margins declined slightly due to a greater proportion of services revenues than in the previous quarter. Network Services margins were flat on a sequential basis, as IC&M efficiencies were offset by lower cable services margins.

Group Overview

Group sales were down on a sequential and year-on-year basis, due to the disposal of the North American Access (NAA) business sold in February 2004 and the Outside Plant & Power (OPP) business sold in August 2004. We did not record any further revenues from Discontinued Operations in the quarter. Sales from Discontinued Operations for the nine months ended 31 December 2004 were GBP67 million (2003 GBP249 million) and operating loss was GBP4 million (2003 profit of GBP2 million).

OUTLOOK

Book to Bill
The book to bill from Continuing Operations was 1.04, compared to 1.07 in Q2 FY05 and 1.00 in Q3 FY04. The book to bill for the nine months to 31 December 2004 was 1.01 compared to 1.07 for the same period last year.

Tenders and Order Activity
Tender activity continues to be strong in both Optical and Access Networks, as well as in our Value Added Services business. Activity remains strongest amongst our EMEA customers. In addition, we are receiving initial orders and deploying our new optical products in a number of customers across all main geographies.

Key Wins
We have announced the following significant wins since the end of September
2004:

Optical Networks:

We recently announced our first frame contract with T-Com, Deutsche Telekom's fixed line provider. This key strategic win is for the supply of optical core
(DWDM) products to be used in the rollout of T-Com's 40 Gbit/sec high-capacity optical network. The decision to choose Marconi follows a competitive tender and a network trial. It extends the number of major service providers deploying Marconi optical equipment in their core networks.

Access Networks:

We were awarded a three-year frame contract with Bulldog Communications Limited (Bulldog) for the Multi-Service Access Node (MSAN). Initial rollout is expected to be 100,000 digital subscriber lines. Bulldog intends to support both voice and broadband on the MSANs.

Installation, Commissioning and Maintenance (IC&M):

We have won a managed services contract with Energis plc (Energis). The Energis contract represents an important win for Marconi, as our first award of a multi-vendor support contract by a service provider. The contract involves support for other vendors' products in addition to Marconi equipment, giving Marconi responsibility for transmission, routing, access and customer premises equipment (CPE) technologies.

Value Added Services (VAS):

Our contract with Tube Lines Limited for the upgrade and maintenance of the communications infrastructure on three London Underground lines, which they manage, was announced in January 2005. The contract represents an extension of business with an existing customer. Revenues from the GBP150m, thirteen-year contract will be shared with Amey Infrastructure Services Limited.

In the Middle East, we have announced today that we have won an eight-year contract with a large Government defence organisation for the extension of its mobile radio network and communications backbone. Revenues under the contract are expected to be about GBP100 million over the contract period.

Key Customers

For the nine months ended 31 December 2004, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government and Vodafone. In aggregate, these customers accounted for 56 per cent of sales from Continuing Operations (ten largest customers in the nine months ended 31 December 2003 53 per cent of sales from Continuing Operations).

BT remains our largest customer and accounted for 26 per cent of sales from Continuing Operations for the nine months ended 31 December 2004 (2003 25 per cent).

Future Business Drivers

The BT 21CN trial, in which Marconi's Access products (SoftSwitch and Multi-Service Access Nodes) are deployed, is continuing to progress. In November, BT announced that it had diverted the first customer calls off the public switched telephone network (PSTN) onto the new BT 21CN trial network and commissioned the third Marconi SoftSwitch. The timing of further news on BT 21CN will depend on announcements from BT.

On 31 January 2005, we announced that we had reached agreement with Huawei Technologies Co. Ltd regarding ways in which the two companies will work together. Discussions between the two companies have focused on a Mutual Distribution Agreement (MDA) that would see each company sell certain products from the other's product portfolio into their respective customers. A Memorandum of Understanding has been signed. Working groups have been formed by both companies, with a view to being in a position to sign a more definitive agreement before Marconi's financial year-end in March 2005. Marconi will distribute certain of Huawei's carrier-grade data products into its key customers while Huawei will distribute Marconi's next generation radio access products into its key customers. The two companies have also discussed how Marconi can use its extensive services structure to support Huawei's pursuit of the equipment business in Europe. Discussions are continuing regarding a joint product development agreement that would see the two companies derive benefits from the sharing of R&D resource and technologies.

FY05 Outlook

In the quarter ended 31 December 2004, sales rose 5 per cent on a constant currency basis compared to Q3 FY04. This contributed to an overall improvement in sales of 4 per cent on a constant currency basis for the nine months to 31 December 2004. We now expect to achieve mid single-digit sales growth in Q4 when compared to Q3, resulting in mid-single digit growth for the year as a whole on a constant currency basis.

Our adjusted gross margin in the first nine months was 32.8%. We had previously stated that our 34% adjusted gross margin target would be challenging in light of first half business mix and that we did not expect to deliver any upside benefits over and above this target. Given the continued reduction in BBRS sales, we now expect adjusted gross margin for the full year to be towards the lower end of a 33% to 34% range.

Control of costs and improved profitability continue to remain key areas of focus.

FY06 Preliminary View

We continue to see tender and order activity for both Optical and Access Networks and Value-Added Services in line with recent trends. Despite price competition being fierce, we expect to see continued sales growth. Pricing pressure and business mix changes will impact gross margin next year but we will offset this by further cost reductions in the business.

RESULTS OF OPERATIONS

Optical and Access Networks


                                   Three months                   Nine months
                                       ended                        ended
                           31 Dec     30 Sept     31 Dec         31 December
                             2004        2004       2003     2004         2003

Sales (GBPm)                  183         152        160      472          445
Book to Bill Ratio           0.99        1.15       0.89     1.05         1.01
Adjusted Gross Profit (GBPm)   69          54         49      169          117
Adjusted Gross Margin %      37.7%       35.5%      30.6%    35.8%        26.3%
Adjusted Operating Profit
/ (Loss)(1) (GBPm)             11          (4)        (9)      (1)         (66)

(1) Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q3 FY05 (GBP8 million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27 million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.


Sales of Optical Network equipment increased 10 per cent from GBP81 million in the quarter ended 31 December 2003 to GBP89 million in the quarter ended 31 December 2004. This was primarily due to increased sales to BT. In the three months ended 31 December 2003 BT had focused its reduced capital expenditure on the accelerated deployment of its broadband access. This quarter the customer increased its optical networks spend, with a view towards strengthening the transmission backbone to support the broadband access growth. The BT increase was offset by a reduction in APAC sales due to conclusion of network builds under frame contracts in India and Korea as well as a decrease in orders from China Unicom.

Sales of Optical Network equipment increased by 17 per cent in the three months ended 31 December 2004 compared to the three months ended 30 September 2004. This was primarily due to an approximate doubling in sales to Telecom Italia, and reflected the customer's purchasing patterns. We also recorded increased sales to BT, as noted above.

Sales of Access Network equipment increased by 19 per cent from GBP79 million in the quarter ended 31 December 2003 to GBP94 million. The growth was primarily driven by strong demand for fixed wireless access products (40 per cent of Access Network sales) from German mobile operators as well as some increased demand for Access equipment from Eastern European customers. We also recorded strong growth in Broadband Access (16 per cent of Access Network sales), largely as a result of the ramp up of our Access Hub sales to BT under our August 2003 frame contract. This quarter also marked initial revenues from Access Hub sales to Bulldog under our recently awarded three-year frame contract. APAC saw a decline in sales of legacy access products in Malaysia.

Sales of Access Networks products also increased quarter on quarter from GBP76 million to GBP94 million. We experienced increases due to the ramp up of Access Hub sales to BT and initial Access Hub deliveries under our new contract with Bulldog in the UK, however the most significant growth continues to be driven by German Mobile Operators. Their aggressive UMTS and 3G network rollouts resulted in a 41 per cent increase in Fixed Wireless Access sales in the current quarter compared to the three months ended 30 September 2004.

Book to bill for Optical and Access Networks stood at 0.99 for the three months ended 31 December 2004 up from 0.89 in the same period in 2003. The improvement is due to the increased optical and broadband order intake under existing contracts with BT as well as increased Bulldog orders. We are beginning to see initial orders for our new optical products (OMS1664 and SMA U/C) with customers such as Energis and E-Plus. The order book for this quarter also includes continuing German fixed wireless access orders.

Adjusted gross profit in Optical and Access Networks of GBP69 million (Q3 FY04 GBP49 million) represented an adjusted gross margin of 37.7% compared with 30.6% in the same period last year. The GBP20 million increase in adjusted gross profit resulted from increased volumes as well as continued cost savings achieved through ongoing rationalisation and procurement initiatives in our European supply chain and manufacturing operations.

Adjusted gross profit of GBP69 million represented a GBP15 million increase when compared to the second quarter of the financial year. Adjusted gross margin was 37.7%, compared to 35.5% in the previous quarter. Increased optical sales to Telecom Italia and increased access sales to German mobile operators have driven the volume increase in margin. In addition to greater factory efficiencies from the higher volumes, the improvement in gross margin has been driven by: i) achievement of component cost reductions, and ii) an increased proportion of higher margin network management software sales in the current quarter.

Adjusted operating profit was GBP11 million. This marks the first adjusted operating profit in Optical and Access Networks since re-listing, and is largely a result of improved sales and gross margin performance.


Broadband Routing & Switching (BBRS)


                               Three months                      Nine months
                                  Ended                            ended
                            31 Dec     30 Sept     31 Dec        31 December
                              2004        2004       2003      2004      2003

Sales (GBPm)                    30          42         43       110       139
Book to Bill Ratio            0.89        0.88       0.84      0.81      0.92
Adjusted Gross Profit (GBPm)    18          26         26        68        86
Adjusted Gross Margin %       60.0%       61.9%      60.5%     61.8%     61.9%
Adjusted Operating Profit
(1)(GBPm)                        3          11          7        22        32

(1) Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q3 FY05 (GBP8 million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27 million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.


Sales in BBRS declined from GBP43 million to GBP30 million when compared to the same quarter last year, driven by reduced US Federal Government spending. Reliance on mission-critical networks within key government departments remains a driver for US Federal spending. However, in the third quarter, we saw US Federal sales decline as US defence spending was diverted away in support of other activities. In addition, there has been softness in sales to US service providers as well as a weakening relative to the previous financial year in our European revenue stream.

We saw a sequential decrease from GBP42 million to GBP30 million in the quarter. This was also due to lower US Federal spending.

We have strengthened the management team at BBRS through the appointment of Geoff Doy, formerly our Group Sales and Marketing Director, as CEO of the BBRS business. The BBRS team's focus will include:

   - Driving BBRS equipment and services sales

   - Exploring opportunities arising from the Huawei partnership to strengthen BBRS's product offering

   - Re-directing R&D effort towards supporting US Federal business

   - Re-aligning the business cost base

Book to bill for BBRS of 0.89 was broadly in line with the 0.84 recorded in Q3 FY04. While the book to bill is normally lower than in some of the other businesses due to the pattern of US Federal Government spending, we are seeing a larger than expected decrease in US Federal Government sales and orders, with this expected to extend into Q4 FY05.

Adjusted gross profit for BBRS declined from GBP26 million to GBP18 million and adjusted gross margin of 60.0% compared to 60.5% recorded in the same quarter of the last financial year. Whilst we saw an GBP8 million reduction in adjusted gross profit (driven by the GBP13 million year-on-year sales decrease) adjusted gross margin remained stable when compared with FY04.

On a sequential basis, the adjusted gross margin has been affected by a change in business mix, with a greater proportion of services sales recorded in the three months ended 31 December 2004 than in the previous quarter.

Adjusted operating profit has decreased by GBP4 million in the quarter compared with last year as the decline in gross profit has been partially offset by overhead reductions through cost cutting activities.


Network Services

                                   Three months                   Nine months
                                       ended                        ended
                           31 Dec     30 Sept     31 Dec         31 December
                             2004        2004       2003     2004         2003

Sales (GBPm)                  117         111        116      342          331
Book to Bill Ratio           1.15        1.03       1.24     1.01         1.21
Adjusted Gross Profit (GBPm)   22          21         25       66           62
Adjusted Gross Margin %      18.8%       18.9%      21.6%    19.3%        18.7%
Adjusted Operating Profit
/ (Loss)(1)(GBPm)               4           3          6       12           (3)


(1) Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q3 FY05 (GBP8 million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27 million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.


Sales of Network Services remained stable year-on-year at GBP117 million (Q3 FY04 GBP116 million). Sales of IC&M were GBP53 million, an increase of 10 per cent over the three months ended 31 December 2003, with the growth being driven by the increase in Optical and Access equipment sales in the UK and Germany.

Sales of Network Services increased from GBP111 million in Q2 FY05 to GBP117 million in Q3 FY05. The GBP6 million increase was largely driven by an increase in IC&M sales as a result of increased equipment deliveries to German Mobile Operators and to BT.

Value Added Services declined year-on-year by GBP4 million to GBP64 million due a decline in wireless software and services sales following the completion in Q4 FY04 of a long-term service contract in the Middle East. Cable services sales to BT increased, as they continue to invest in their Broadband network, but was offset by a decline in sales from the conclusion of a long-term Government contract in the UK.

Sales of Value Added Services remain relatively stable quarter on quarter, at GBP64 million compared to GBP65 million in the previous quarter.

Book to Bill for the quarter stood at 1.15 compared to 1.24 in the same period last financial year. The book to bill ratio is less meaningful in Network Services given the long-term contract nature of this business, where the full value of a service contract, which can typically be worth tens of millions of sterling is booked as an order at the point of firm contract signature and then recognised as sales over the life of the contract, which can typically be over a period of two to five years. Within the book to bill for the quarter we recorded the initial GBP20 million order under a new eight-year contract with a large Government defence organisation in the Middle East for the extension of its mobile radio network and communications backbone.

Adjusted gross profit in the three months ended 31 December 2004 declined to GBP22 million from GBP25 million in the same quarter of the previous year, which represented an adjusted gross margin of 18.8% (Q3 FY04 21.6%). The reduction in adjusted gross profit of GBP3 million was driven by a decline in Value Added Services. Gross margin reduced due to an increased proportion of cable services, which carry lower margins than the rest of our Network Services, and the completion of a long-term, higher margin government contract in the UK.

For the nine months ended 31 December 2004, adjusted gross profit was GBP66 million compared to GBP62 million recorded in the same period last year (FY05 19.3%; compared to FY04 18.7%). The year-on-year increase in adjusted gross margin is due to efficiencies in IC&M as well a higher proportion of wireless software sales in the first nine months of FY05.

Adjusted gross profit and margin have remained stable quarter on quarter.

Adjusted operating profit has declined as profitability at the gross margin level has fallen compared to the same quarter of the previous year. In the nine months to 31 December 2004, significant cost savings have been generated through headcount reductions and productivity improvements in the field force.

Other Financial Items

Group adjusted gross profit amounted to GBP109 million. After an exceptional credit of GBP1 million the Group gross profit was GBP110 million.

Adjusted operating expenses for the quarter were stable on the previous quarter, at GBP99 million (Q2 FY05 GBP99 million). Spending in all areas remained broadly in line with last quarter as set out in supporting table IV.

We achieved a GBP5 million improvement in adjusted operating expenses over the GBP104 million recorded in the same quarter last year. R&D expenses remained unchanged at GBP48 million for the quarter. However, Sales and Marketing was GBP34 million, compared to GBP37 million in the same quarter last year. In addition, G&A expenses declined by GBP2 million, from the GBP19 million recorded in the third quarter of 2003.

The allocation of R&D expenditure between product groups remained unchanged from the previous quarter.

We employed a total workforce of 9,950 employees at 31 December 2004 compared with 10,140 at 30 September 2004. The largest decrease in headcount resulted from the transfer of employees under agreements with supply chain partners.

Our share options have five performance targets, each having a period over which they vest and are expensed to the profit and loss account. Tranches 2 and 3 vested in August and November 2004 and have been fully charged to the profit and loss account. Consequently, share option costs reduced to GBP4 million from GBP7 million in Q2 FY05. Ongoing charges to the profit and loss account represent the cost of the final two performance targets.

The increase in operating exceptional items in the quarter reflects the cost of ongoing rationalisation programmes and the non-recurrence of a release of supplier liability provisions in Q2.

Group adjusted operating profit after central costs (see supporting table V) amounted to GBP10 million. After deducting share option costs (GBP4 million), exceptional items (GBP4 million) and goodwill amortisation (GBP23 million) the group operating loss was GBP21 million.

Liquidity, capital resources and working capital

As set out on page 14, the Group recorded an GBP8 million operating cash inflow from Continuing Operations before exceptional items during the three months ended 31 December 2004 compared to a GBP5 million outflow during the previous quarter and a GBP28 million inflow in the corresponding quarter of the previous financial year.

The improved cash flow was driven by operating performance with the operating loss before exceptional items declining to GBP17 million from GBP27 million in the previous quarter.

During the quarter, stock turns remained flat at 5.3 compared with 5.2 at 30 September 2004. However, inventory levels increased leading to a GBP9 million cash outflow as we build up stock for Q4 sales, particularly in the UK and Australia in support of specific ongoing contracts.

Debtor days reduced to 61 from 69 during the quarter, as we continued to focus on cash collection and the receipt of an annual payment on a long-term service contract. We additionally factored GBP10 million of debt to counteract delayed payment by a European customer.

The overall impact of creditors was neutral. Within this, trade creditors increased by GBP5 million with trade creditor days reducing marginally to 59 from 61 at 30 September 2004.

Net cash at 31 December 2004 amounted to GBP311 million, down from GBP335 million at 30 September 2004 following GBP15 million paid to Easynet plc in respect of tax losses purchased from a former subsidiary, ipsaris, as previously disclosed.

FURTHER INFORMATION

Analyst Conference Call
Management will host a conference call for investors and analysts at 2:00pm (UK time) today.

The call can be accessed on Marconi's website or by dialling + 44 (0) 20 8974 7900 in the UK or +1 718 354 1175 outside the UK and quoting "Marconi Q3 Results". Presentation materials will be available at www.marconi.com from 12 noon.

A replay facility will be available for 14 days by dialling +44 (0) 1296 618 700, access code 7182748 in the UK or +1 617 801 6888, access code 89497778 outside the UK.

International Financial Reporting Standards (IFRS)

We are preparing for the adoption of IFRS and continue to make good progress. We are benefiting in the transition to IFRS from our experience of US GAAP filing.

In FY06 we will produce fully IFRS compliant accounts, reconciled to UK GAAP. To help understanding of the key issues, we will be holding a webcast for investors and analysts on 8 March 2005. Full details will be available on www.marconi.com in due course. We are also intending to issue IFRS restated FY05 accounts approximately one month after our FY05 preliminary results announcement.


Forward-Looking Statements

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


About Marconi Corporation plc

This report is prepared under UK Generally Accepted Accounting Principles
(GAAP).

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation plc can be found at www.marconi.com.



SUPPORTING TABLES

I. ANALYSIS OF SALES BY PRODUCT AREA

                               Three months ended             Nine months ended
                           31 Dec     30 Sept     31 Dec         31 December
GBP million                  2004        2004       2003       2004       2003

Optical Networks               89          76         81        242        246
Access Networks                94          76         79        230        199
                            -------     -------    -------    -------    -------
Optical and Access
Networks                      183         152        160        472        445

BBRS Equipment                 19          28         30         71         96
BBRS Services                  11          14         13         39         43
                            -------     -------    -------    -------    -------
BBRS                           30          42         43        110        139

IC&M                           53          46         48        147        138
VAS                            64          65         68        195        193
                            -------     -------    -------    -------    -------
Network Services              117         111        116        342        331
                            -------     -------    -------    -------    -------
Continuing Operations         330         305        319        924        915
                            =======     =======    =======    =======    =======


II. ANALYSIS OF SALES BY GEOGRAPHICAL DESTINATION


                                   Three months ended
                  31 December         30 September          31 December
                     2004                 2004                  2003

               GBP m         %     GBP m           %     GBP m           %

United Kingdom   119      36.1       113        37.0       102        32.0
Italy             37      11.2        28         9.2        38        11.9
Germany           72      21.8        51        16.7        58        18.2
Other EMEA        46      13.9        45        14.8        44        13.8
                ------    ------    ------      ------    ------      ------
EMEA             274      83.0       237        77.7       242        75.9

NA                30       9.1        40        13.1        39        12.2
CALA               9       2.7         9         3.0         6         1.9
APAC              17       5.2        19         6.2        32        10.0
                ------    ------    ------      ------    ------      ------
Continuing
Operations       330     100.0       305       100.0       319       100.0
                ======    ======    ======      ======    ======      ======



III. ANALYSIS OF GROSS MARGIN BY PRODUCT AREA


                                  Three months ended            Nine months ended
                            31 Dec   30 Sept       31 Dec          31 December
GBP million                   2004      2004         2003      2004           2003
                                                     (Pro                     (Pro
                                                 forma)(1)                forma)(1)

Adjusted gross profit by
business
Optical and Access
Networks                        69        54           49       169            117
                              37.7%     35.5%        30.6%     35.8%          26.3%
BBRS                            18        26           26        68             86
                              60.0%     61.9%        60.5%     61.8%          61.9%
Network Services                22        21           25        66             62
                              18.8%     18.9%        21.6%     19.3%          18.7%
                             -------   -------     --------   -------       --------
Continuing Operations          109       101          100       303            265
                             =======   =======     ========   =======       ========
Adjusted gross margin %       33.0%     33.1%        31.3%     32.8%          29.0%

Operating exceptional
credit to cost
of sales
Optical and Access
Networks                         1         3            3         5              9
                             =======   =======     ========   =======       ========

Gross profit by business
Optical and Access
Networks                        70        57           52       174            126
                              38.3%     37.5%        32.5%     36.9%          28.3%
BBRS                            18        26           26        68             86
                              60.0%     61.9%        60.5%     61.8%          61.9%
Network Services                22        21           25        66             62
                              18.8%     18.9%        21.6%     19.3%          18.7%
                             -------   -------     --------   -------       --------
Continuing Operations          110       104          103       308            274
                             =======   =======     ========   =======       ========
Gross margin %                33.3%     34.1%        32.3%     33.3%          29.9%

(1) Stated after cost reclassification, see page 14



IV. ANALYSIS OF OPERATING EXPENSES


                                 Three months ended           Nine months ended
                            31 Dec  30 Sept       31 Dec         31 December
GBP million                   2004     2004         2003      2004         2003
                                                    (Pro                   (Pro
                                                forma)(1)              forma)(1)

Research and Development
(before share
option costs)                   48       47           48       139          153
Sales and Marketing (before
share option
costs)                          34       34           37       102          120
General & Administration
(before share
option costs and
exceptional items)              17       18           19        53           66
Net Other Operating Income       -        -            -         -           (5)
                             ------   ------     --------   -------     --------
Adjusted Operating Expenses     99       99          104       294          334
Exceptional charge to
operating expenses               5        1           39         6           78
Share option costs               4        7           10        21           19
Goodwill amortisation           23       22           22        67           65
                             ======   ======     ========   =======     ========
Operating Expenses -
Continuing Operations          131      129          175       388          496
                             ======   ======     ========   =======     ========


(1) Stated after cost reclassification, see page 14


V. ANALYSIS OF OPERATING RESULTS


                                  Three months ended          Nine months ended
                            31 Dec     30 Sept     31 Dec        31 December
GBP million                   2004        2004       2003      2004       2003

Optical and Access
Networks(2)                     11          (4)        (9)       (1)       (66)
BBRS                             3          11          7        22         32
Network Services(2)              4           3          6        12         (3)
Central costs                   (8)         (8)        (8)      (24)       (27)
Other                            -           -          -         -         (5)
                             -------     -------   --------   -------   --------
Adjusted operating
profit/(loss)                   10           2         (4)        9        (69)

Operating exceptional items     (4)          2        (36)       (1)       (64)
Share option costs              (4)         (7)       (10)      (21)       (19)
Goodwill amortisation          (23)        (22)       (22)      (67)       (65)
                             =======     =======   ========   =======   ========
Operating loss -
Continuing Operations          (21)        (25)       (72)      (80)      (217)
                             =======     =======   ========   =======   ========


(2) The cost reclassification described on page 14 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by GBP3 million and reduce the operating profit in Network Services by GBP3 million for each of Q3, Q2 and Q1 FY04.


VI. COST RECLASSIFICATION

As previously described, from 1 April 2004 we have reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacts our Optical and Access Networks and Network Services segments.

Management view these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our continued move towards an outsourced supply chain model. For a more detailed explanation of the main factors contributing to the overall cost reclassification, please refer to our Operating and Financial Review for the period ending 31 March 2004 (page 5).

The reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss), and we have not, therefore, restated prior year analysis. For ease of comparison, we have included below a table setting forth pro forma adjusted gross profit and adjusted operating expenses for each quarter of the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003:


GBP million                                  Three months ended
                                  31 March   31 Dec   30 Sept        30 June
                                      2004     2003      2003           2003
Adjusted gross profit
Reported                               106       93        84             68
Adjusted gross margin %               32.2%    29.2%     27.5%          23.4%

Pro forma                              113      100        91             74
Adjusted gross margin %               34.3%    31.3%     29.8%          25.4%
                                     =======  =======   =======        =======

Adjusted operating
expenses
Reported                                92       97       104            113

Pro forma                               99      104       111            119
                                     =======  =======   =======        =======


VII. OPERATING CASH FLOW BEFORE EXCEPTIONAL ITEMS

                                             Three months ended
GBP million                    31 December     30 September       31 December
                                      2004             2004              2003
Continuing operations:
Operating loss                         (21)             (25)              (72)
Operating exceptional items              4               (2)               36
                                   ---------       ----------        ----------
Operating loss before
exceptional items                      (17)             (27)              (36)

Depreciation charge                      9                9                14
Goodwill amortisation                   23               22                22
Shares to be issued related
to share options                         4                7                 7

Decrease/(increase) in stock            (9)              (8)                8
Decrease/(increase) in
debtors                                  7              (13)               14
(Decrease)/increase in
creditors                               (1)               9                (3)
(Decrease)/increase in
provisions                              (8)              (4)                2
                                   ---------       ----------        ----------
Operating cash
inflow/(outflow)                         8               (5)               28

Discontinued Operations -
operating cash flow                      -               (6)                7
                                   ---------       ----------        ----------
Group operating cash
inflow/(outflow) before
exceptional items                        8              (11)               35
                                   =========       ==========        ==========


CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                        3 months ended         9 months ended
                                         31 December            31 December
GBP million                    Note    2004       2003        2004        2003

Turnover
                                      -------     -------    -------     -------
Continuing Operations             3     330        319         924         915
Discontinued Operations           3       -         89          67         249
                                      -------     -------    -------     -------
Group                             2     330        408         991       1,164

Operating loss
Group operating profit/(loss)
                                      -------     -------    -------     -------
Excluding goodwill
amortisation and                          6         (5)        (14)        (72)
exceptional items
Goodwill amortisation                   (23)       (25)        (69)        (74)
Operating exceptional items       4a     (4)       (36)         (1)        (69)
                                      -------     -------    -------     -------
                                  3     (21)       (66)        (84)       (215)
                                      -------     -------    -------     -------
Continuing Operations                   (21)       (72)        (80)       (217)
Discontinued Operations                   -          6          (4)          2
                                      -------     -------    -------     -------
                                  3     (21)       (66)        (84)       (215)

Share of operating loss of
joint ventures                            -          -           -          (2)


Share of operating loss of
associates                            -------     -------    -------     -------
Excluding goodwill
amortisation and
exceptional items                         -          -           -          (6)
Goodwill amortisation                     -          -           -          (5)
                                      -------     -------    -------     -------
                                          -          -           -         (11)
                                      -------     ------     -------     -------
Total operating loss              2     (21)       (66)        (84)       (228)

Non-operating exceptional
items                                 -------     -------    -------     -------
Gain on disposal of
Discontinued
Operations                        4b      -          -         103           9
Gain on disposal of associates    4b      -          1           -          77
Gain on disposal of
investments in
Continuing Operations             4b      -          1           -          19
                                      -------     -------    -------     -------
                                          -          2         103         105

Amounts written off
investments                       4c      -         (3)          -          (2)
Gain on waiver of balance
payable to M
(2003) plc group                  4d      -          -           -          25

Net interest receivable/
(payable)                         5       1        (10)         (2)        (30)
Net finance expenditure           6       -         (5)        (29)        (52)

Profit/(loss) on ordinary
activities before taxation            -------     -------    -------     -------
Excluding goodwill
amortisation and
exceptional items                         7        (20)        (45)       (162)
Goodwill amortisation and
exceptional items                       (27)       (62)         33         (20)

                                      -------     -------    -------     -------
                                        (20)       (82)        (12)       (182)

Tax (charge)/credit on loss on
ordinary activities                   -------     -------    -------     -------
Excluding tax on goodwill
amortisation and exceptional
Items                                    (1)         -          (1)         (6)
Exceptional tax (charge)/
credit                                    -          -         (19)         20
                                     -------     -------    -------     -------
                                  7a     (1)         -         (20)         14

Loss on ordinary activities
after taxation                          (21)       (82)        (32)       (168)

Equity minority interests                 -         (1)          -          (1)
                                      -------     ------     -------     -------

Loss on ordinary activities
attributable to equity
shareholders and
retained loss for the period             (21)       (83)        (32)       (169)
                                      =======     ======     =======     =======
Basic and diluted loss per
share                             8                          (15.7p)     (63.7p)
Basic adjusted loss per share     8                          (22.6p)     (46.4p)
                                                             =======     =======



CONSOLIDATED BALANCE SHEET

                                          31 December  30 September   31 March
GBP million                        Note          2004          2004       2004

Fixed assets
Goodwill                                          324           346        436
Tangible assets                                   115           114        148
Investments                                         8             8          9
                                               --------     ---------   --------
                                                  447           468        593

Current assets
Stocks and contracts in progress      9           167           156        174
Debtors: amounts falling due
within one year                      10           332           338        388
Of which: Securitised receivables                  10             -          -
Non-recourse receipts                             (10)            -          -
Debtors: amounts falling due after
more than one year                   10             5             5          5
Cash at bank and in hand             11           349           374        519
                                               --------     ---------   --------
                                                  853           873      1,086

Creditors: amounts falling due
within one year                      12          (523)         (539)      (577)
                                               --------     ---------   --------

Net current assets                                330           334        509
                                               --------     ---------   --------
Total assets less current
liabilities                                       777           802      1,102

Creditors: amounts falling due
after more than one year             12           (30)          (28)      (285)
Provisions for liabilities and
charges                              13          (161)         (180)      (219)
                                               --------     ---------   --------

Net assets before retirement
benefit deficits                                  586           594        598
Retirement benefit scheme deficits               (243)         (241)      (246)
                                               --------     ---------   --------

Net assets after retirement
benefit deficits                                  343           353        352
                                               ========     =========   ========

Capital and reserves
Called-up share capital              14a           52            51         50
Shares to be issued                  15            22            27         25
Share premium account                15             3             2          -
Capital reserve                      15             9             9          9
Capital reduction reserve            15           241           241        283
Profit and loss account              15            15            21        (17)
                                               --------     ---------   --------

Equity shareholders' interests                    342           351        350
Equity minority interests                           1             2          2
                                               --------     ---------   --------

                                                  343           353        352
                                               ========     =========   ========


CONSOLIDATED CASH FLOW STATEMENT

                                         3 months ended      9 months ended
                                          31 December          31 December
GBP million                       Note   2004   2003       2004        2003

Net cash inflow from operating
activities before
exceptional items                  16a       8     35         11         100
Exceptional cash outflows from
operating activities               4e       (4)   (22)       (36)       (131)

Net cash inflow/(outflow) from
operating activities after                ------ ------     ------     -------
exceptional items
Continuing Operations                        4      7        (13)        (46)
Discontinued Operations                      -      6        (12)         15
                                          ------ ------     ------     -------
                                             4     13        (25)        (31)

Returns on investments and
servicing of finance               16b       1    (18)       (34)        (37)

Tax paid                           16c      (1)    (1)        (6)         (3)
Capital expenditure and financial
investment                         16d      (9)    (3)       (18)         38
Acquisitions and disposals         16e     (19)     4        172         102
                                          ------ ------     ------     -------
Cash (outflow)/inflow before use
of liquid resources and financing          (24)    (5)        89          69


Net cash inflow from management of
liquid resources                   16f       3      3         30          22
Cash element of Scheme
consideration                      16g       -      -          -        (340)
Other net cash inflow/(outflow)
from financing                     16g       4    (51)      (266)       (156)
                                          ------ ------     ------     -------

Decrease in cash and net bank
balances repayable
on demand                                  (17)   (53)      (147)       (405)
                                          ====== ======     ======     =======


RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY FUNDS/(DEBT)

                                             3 months ended     9 months ended
                                               31 December       31 December
GBP million                            Note    2004    2003     2004       2003

Decrease in cash and net bank
balances repayable
on demand                                     (17)     (53)    (147)      (405)
Net cash inflow from management of
liquid resources                               (3)      (3)     (30)       (22)
Net cash (inflow)/outflow from
decrease in debt and lease
financing                                      (3)      51      269        156
                                            -------   ------   ------    -------

Change in net monetary funds/(debt)
resulting from cash flows                     (23)      (5)      92       (271)

Other non-cash changes                          -        -        -      3,956
Effect of foreign exchange rate
changes                                        (1)      14        5         40
                                            -------   ------   ------    -------

Movement in net monetary
funds/(debt) in the period                    (24)       9       97      3,725

Net monetary funds/(debt) at start
of period                                     335       99      214     (3,617)
                                            -------   ------   ------    -------

Net monetary funds at end of period    17     311      108      311        108
                                            =======   ======   ======    =======



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                    3 months ended            9 months ended
                                      31 December               31 December
GBP million                         2004         2003        2004       2003

Loss on ordinary activities
attributable to shareholders      --------     --------     -------     ------
Group                                (21)         (83)        (32)      (156)
Share of joint ventures                -            -           -         (2)
Share of associates                    -            -           -        (11)
                                  --------     --------     -------     ------
                                     (21)         (83)        (32)      (169)

Exchange differences on                7            6          13          5
translation
Actuarial (loss)/gain recognised
on retirement benefit schemes          -            -         (11)        14
                                  --------     --------     -------     ------

Total recognised gains and losses    (14)         (77)        (30)      (150)
                                  ========     ========     =======     ======



RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS


                                           3 months ended        9 months ended
                                            31 December           31 December
GBP million                               2004       2003      2004       2003

Total recognised gains and losses          (14)       (77)      (30)      (150)
Net movement due to shares to be issued      3          7        17         15
New share capital and share premium          2          -         5      3,720
                                        --------   --------   -------    -------

Total movement in the period                (9)       (70)       (8)     3,585

Equity shareholders' interests at start
of period                                  351        320       350     (3,335)
                                        --------   --------   -------    -------

Equity shareholders' interests at end
of period                                  342        250       342        250
                                        ========   ========   =======    =======


NOTES TO THE NON-STATUTORY ACCOUNTS


1. ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the UK accounting policies of Marconi Corporation plc, as set out in the Annual Report and Accounts for the year to 31 March 2004 other than for pensions and other retirement benefits discussed below. The unaudited results for the period should therefore be read in conjunction with the Marconi Corporation plc 2004 Annual Report and Accounts.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2004 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. The audit report on those accounts, which have been delivered to the Registrar of Companies, was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Pensions and other retirement benefits
At 31 December 2004, our pension assumptions are the same as at 30 September 2004 when an actuarial assessment of our pension schemes was undertaken. For the UK plan, the largest of the Group's pension schemes, the following actuarial assumptions have been adopted since 31 March 2004:
                                                                             %
UK scheme
Inflation assumption                                                      2.75
Discount rate                                                             5.50
Rate of general increase in salaries                                      4.75
Rate of increase in pensions in payment                                   2.75
Rate of increase in deferred pensioners                                   2.75
Rate of credited interest                                                 3.00

A reduction in the Italian plan discount rate from 5.0% at 31 March 2004 to 4.5% at 30 September 2004 was the only change to assumptions for our Rest of World plans since 31 March 2004.

In the three months to 31 December 2004, the Group has recognised the service cost, plan contributions, benefit payments and net finance costs in accordance with the actuarial assumptions published for the six months ended 30 September 2004. A full actuarial assessment will be made at 31 March 2005.

Currency Translation
Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions in prior periods.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period-end rates of exchange. Key rates used are as follows:


                    Average rates                    Period-end rates
                   9 months ended
                    31 December       31 December     30 September    31 March
                  2004        2003           2004             2004        2004


US dollar       1.8340      1.6594         1.9199           1.8096      1.8379

Euro            1.4675      1.4301         1.4125           1.4570      1.4956


The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period-end rates are taken to reserves.

2. SEGMENTAL ANALYSIS

Analysis of results and operating net assets/(liabilities) by class of business


GBP million Operating(loss)/profit         Turnover             Operating
               9 months ended           9 months ended    net assets/(liabilities)
                31 December              31 December   31 December       31 March
              2004       2003         2004        2003        2004           2004

Optical and
Access
Networks        (1)       (75)         472         445
                                                               119             71
Network
Services        12          6          342         331
BBRS            22         32          110         139          19             (5)
Central
costs          (45)       (46)           -           -         (97)           (66)
Other            -         (5)           -           -           -              -
             -------     ------       ------      ------    --------        -------

Continuing
Operations     (12)       (88)         924         915          41              -
Discontinued
Operations      (2)        16           67         249           -             43
             -------     ------       ------      ------    --------        -------

               (14)       (72)         991       1,164          41             43
             =======     ======       ======      ======    ========        =======

Goodwill
amortisation   (69)       (74)      Goodwill                   324            436
Operating                           Investments                  8              9
exceptional
items           (1)       (69)
             -------     ------     Net funds                  311            214
Group
operating                           Current taxation           (98)          (104)
loss           (84)      (215)
Joint                               Retirement benefit
ventures         -         (2)      scheme deficits           (243)          (246)
Associates       -        (11)
             -------     ------                             --------        -------

Total
operating
loss           (84)      (228)      Net assets                 343            352
             =======     ======                             ========        =======


The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include GBP21 million of share option and related payroll costs (2003: GBP19 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of operating (loss)/profit (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin


                    Operating (loss)/profit   Turnover              Operating
                         9 months ended    9 months ended    net assets/(liabilities)
GBP million               31 December        31 December      31 December 31  March
                         2004     2003      2004      2003           2004      2004

UK (incl. central
costs)                    (15)     (46)      375       338            (35)      (30)
Other EMEA                 (3)     (39)      380       360             79        56
North America              13       22       166       377             17        27
CALA                        1        1        33        33            (14)       (5)
APAC                      (10)     (10)       37        56             (6)       (5)
                       --------   ------   -------   -------      ---------   -------
                          (14)     (72)      991     1,164             41        43
                       ========   ======   =======   =======      =========   =======

Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 4 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Sales by Group companies to joint ventures and associates amounted to GBP15 million (2003: GBP16 million). Purchases from joint ventures and associates amounted to GBP2 million (2003: GBPnil).


Analysis of turnover by class of business


GBP million                    To customers in the           To customers
                                 United Kingdom                overseas
9 months ended 31 December       2004       2003          2004           2003

Optical and Access Networks       149        133           323            312
Network Services                  191        167           151            164
BBRS                                1          1           109            138
                               --------   --------      --------       --------

Continuing Operations             341        301           583            614
Discontinued Operations             -          -            67            249
                               --------   --------      --------       --------

                                  341        301           650            863
                               ========   ========      ========       ========

Analysis of turnover by territory of destination


GBP million
9 months ended 31 December                               2004             2003
UK                                                        341              301
Other EMEA                                                394              383
North America                                             167              364
CALA                                                       35               34
APAC                                                       54               82
                                                       --------         --------

                                                          991            1,164
                                                       ========         ========

Analysis of operating exceptional items by class of business

GBP million
9 months ended 31 December                          2004                  2003

Optical and Access Networks                           (2)                  (64)
Network Services                                      (1)                    -
BBRS                                                   2                     -
                                                  --------              --------

Continuing Operations                                 (1)                  (64)
Discontinued Operations                                -                    (5)
                                                  --------              --------

                                                      (1)                  (69)
                                                  ========              ========

Analysis of operating exceptional items by territory of origin

GBP million
9 months ended 31 December                               2004             2003

UK (incl. central costs)                                    -              (34)
Other EMEA                                                  -              (19)
North America                                               2              (13)
CALA                                                       (1)              (1)
APAC                                                       (2)              (2)
                                                       --------         --------

                                                           (1)             (69)
                                                       ========         ========

Further details on operating exceptional items are shown in note 4a).


3. GROUP OPERATING LOSS

                                                   Operating exceptional
GBP million                          Continuing                    items   Total
3 months ended 31 December 2004

Turnover                                  330                        -     330
Cost of sales                            (221)                       1    (220)
                                      ---------                 -------- -------

Gross profit                              109                        1     110

Selling and distribution expenses         (35)                       -     (35)
                                      ---------                 -------- -------
Administrative expenses - other           (20)                      (5)    (25)
Research and development                  (48)                       -     (48)
Goodwill amortisation                     (23)                       -     (23)
                                      ---------                 -------- -------
Administrative expenses - total           (91)                      (5)    (96)
Other operating income                      -                        -       -
                                      ---------                 -------- -------

Operating loss                            (17)                      (4)    (21)
                                      =========                 ======== =======



                                                                Operating
                                                              exceptional
GBP million                 Continuing   Discontinued               Items  Total
3 months ended 31
December 2003

Turnover                         319             89                  -     408
Cost of sales                   (226)           (68)                 3    (291)
                              --------      ---------           -------- -------

Gross profit                      93             21                  3     117

Selling and distribution
expenses                         (43)            (5)                 -     (48)
                              --------      ---------           -------- -------
Administrative expenses -
other                            (23)            (1)               (39)    (63)
Research and development         (41)            (6)                 -     (47)
Goodwill amortisation            (22)            (3)                 -     (25)
                              --------      ---------           -------- -------
Administrative expenses -
total                            (86)           (10)               (39)   (135)
Other operating income             -              -                  -       -
                              --------      ---------           -------- -------

Operating (loss)/profit          (36)             6                (36)    (66)
                              ========      =========           ======== =======


In the three months ended 31 December 2004, share option and related payroll costs of GBP4 million (2003: GBP10 million) are included within selling and distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power and North American Access business during the nine months to 31 December 2004 and year ended 31 March 2004 respectively, these activities are shown as discontinued in the note above.

Operating exceptional items are shown in further detail in Note 4a). An analysis between Continuing Operations and Discontinued Operations is shown in Note 2.



                                                               Operating
                                                             exceptional
GBP million                 Continuing   Discontinued              items   Total
9 months ended 31
December 2004

Turnover                         924             67                  -     991
Cost of sales                   (621)           (58)                 5    (674)
                              --------      ---------           -------- -------

Gross profit                     303              9                  5     317

Selling and distribution
expenses                        (107)            (5)                 -    (112)
                              --------      ---------           -------- -------
Administrative expenses -
other                            (68)            (2)                (6)    (76)
Research and development        (140)            (4)                 -    (144)
Goodwill amortisation            (67)            (2)                 -     (69)
                              --------      ---------           -------- -------
Administrative expenses -
total                           (275)            (8)                (6)   (289)
Other operating income             -              -                  -       -
                              --------      ---------           -------- -------

Operating loss                   (79)            (4)                (1)    (84)
                              ========      =========           ======== =======


                                                               Operating
                                                             exceptional
GBP million                 Continuing   Discontinued              Items   Total
9 months ended 31
December 2003

Turnover                         915            249                 -    1,164
Cost of sales                   (670)          (195)                9     (856)
                              --------      ---------          -------- --------

Gross profit                     245             54                 9      308

Selling and distribution
expenses                        (135)           (17)                -     (152)
                              --------      ---------          -------- --------
Administrative expenses -
other                            (68)            (4)              (78)    (150)
Research and development        (135)           (17)                -     (152)
Goodwill amortisation            (65)            (9)                -      (74)
                              --------      ---------          -------- --------
Administrative expenses -
total                           (268)           (30)              (78)    (376)
Other operating income             5              -                 -        5
                              --------      ---------          -------- --------

Operating (loss)/profit         (153)             7               (69)    (215)
                              ========      =========          ======== ========

In the nine months ended 31 December 2004, share option and related payroll costs of GBP21 million (2003: GBP19 million) are included within selling and distribution expenses, administrative expenses and research and development.


4. EXCEPTIONAL ITEMS

These items have been analysed as follows:
a) Operating exceptional items


                                            3 months ended      9 months ended
                                             31 December          31 December
GBP million                                 2004       2003      2004      2003

Restructuring credits - included
in cost of sales                  (i)         1          3         5         9
                                         --------   --------   -------   -------

Restructuring costs               (ii)       (5)       (34)       (8)      (77)
Decrease/(increase) in provision
for litigation settlement         (iii)       -         (5)        2        (5)

Releases in respect of doubtful
debts                             (iv)        -          -         -         4
                                         --------   --------   -------   -------

Included in administrative
expenses                                     (5)       (39)       (6)      (78)
                                         --------   --------   -------   -------
Group operating exceptional items            (4)       (36)       (1)      (69)
                                         ========   ========   =======   =======

(i) In the 9 months ended 31 December 2004, GBP2 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit, Inc and GBP3 million related to release of liability provisions held against onerous supply contracts. In the 9 months ended 31 December 2003, GBP9 million was credited to restructuring costs, this mostly related to release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group's cost reduction actions, a net charge of GBP8 million (2003: GBP77 million) was recorded during the 9 months ended 31 December 2004. This includes GBP10 million (2003: GBP48 million) for employee severance and a net GBP2 million credit (2003: GBP16 million charge) for site rationalisation and other restructuring costs. The site rationalisation costs reflect charges associated with the closure and consolidation of various sites around the world as part of the business restructuring. In the 9 months ended 31 December 2003, GBP13 million was also charged relating to the costs of the financial restructuring.

(iii)In Part X, section 15.4 of our listing particulars we made disclosure of the lawsuit file by Bell Communications Research. Inc, now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a license to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of GBP2 million of excess provision to our operating results in the 9 months ended 31 December 2004 (GBP5 million was charged in relation to this claim in the 9 months ended 31 December 2003).

(iv) In light of the declining market and economic trends the Group experienced during the year to 31 March 2002, an exceptional provision against bad and doubtful debts was charged. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the 9 months ended 31 December 2003.


b) Non-operating exceptional items

                                           3 months ended       9 months ended
                                            31 December          31 December
GBP million                               2004       2003      2004      2003

Gain on disposal of Discontinued
Operations                                   -          -       103         9
Gain on disposal of joint ventures and
associates                                   -          1         -        77
Loss on disposal of investments in
Continuing Operations                        -          1         -        19
                                        --------   --------   -------   -------

Non-operating exceptional items              -          2       103       105
                                        ========   ========   =======   =======

In the 9 months ended 31 December 2004, the gain of GBP103 million related to the disposal of our Outside Plant & Power business.

In the 9 months ended 31 December 2003, the gains reflect the deferred consideration on the disposal of Strategic Communications in the year to 31 March 2003 (GBP9 million), profits on the disposal of our associates Easynet (GBP76 million) and Confirmant (GBP1 million), Marconi Mobile Access S.p.A. (GBP9 million) and other fixed asset investments (GBP16 million), partially offset by a pension settlement loss on a previous disposal GDA of GBP6 million.

c) Amounts written off investments

The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

d) Gain on waiver of balance payable to M (2003) plc

As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. At 31 March 2003, Marconi Corporation plc provided for amounts due to it from M (2003) plc and its direct subsidiaries which are no longer considered to be recoverable. The gain of GBP25 million arose from a direct subsidiary of M (2003) plc waiving payment of the balance on 19 May 2003.

e) Exceptional cash flows

                                            3 months ended      9 months ended
                                             31 December          31 December
GBP million                                2004       2003      2004      2003

Operating
Restructuring costs                          (4)       (21)      (21)      (89)
Litigation settlement                         -          -       (12)        -
ESOP settlement                               -          -         -       (35)
                                         --------   --------   -------   -------

Continuing Operations                        (4)       (21)      (33)     (124)
Discontinued Operations - Restructuring
costs                                         -         (1)       (3)       (7)
                                         --------   --------   -------   -------

                                             (4)       (22)      (36)     (131)
                                         ========   ========   =======   =======

Non-operating and financing
Scheme consideration                          -          -         -      (340)
Disposal of tangible fixed assets             -          -         -        26
Net proceeds on disposal of interests in
subsidiary companies, joint ventures and
associates                                  (19)        10       172       108
                                         --------   --------   -------   -------

                                            (19)        10       172      (206)
                                         ========   ========   =======   =======

In the 3 months ended 31 December 2004, the GBP19 million of non-operating costs represents GBP15 million paid to Easynet plc in respect of tax losses purchased from our former subsidiary ipsaris, in accordance with the merger agreement with Easynet plc in 2001 and GBP4 million related to the disposal of our Outside Plant & Power business.


5. NET INTEREST RECEIVABLE/(PAYABLE)

                                           3 months ended        9 months ended
                                             31 December          31 December
GBP million                                2004       2003      2004      2003

Interest receivable
Loans and deposits                            2          4         8        13
Other                                         -          -         1         -
                                         --------   --------   -------   -------
                                              2          4         9        13
Interest payable - Bank loans, loan
notes and overdrafts (2003: less interest    (1)       (14)      (11)      (43)
accrual release of GBP3 million)         --------   --------   -------   -------

Net interest receivable/(payable)             1        (10)       (2)      (30)
                                         ========   ========   =======   =======

6. NET FINANCE EXPENDITURE

                                          3 months ended       9 months ended
                                            31 December          31 December
GBP million                               2004       2003      2004      2003

Finance costs
Interest on pension scheme liabilities     (34)       (37)     (107)     (111)
Premium on redemption of Junior and
Senior Notes                                 -         (5)      (28)      (16)
Other                                        -          -        (1)        -
Exceptional write off of capitalised
losses on swaps                              -          -         -       (46)
                                        --------   --------   -------   -------
                                           (34)       (42)     (136)     (173)
Finance income
Expected return on pension scheme
assets                                      34         35       106       106
Net gain on cash and unhedged foreign
exchange borrowings (see note 11)            -          2         1        15
                                        --------   --------   -------   -------
                                            34         37       107       121
                                        --------   --------   -------   -------

Net finance expenditure                      -         (5)      (29)      (52)
                                        ========   ========   =======   =======

7. TAX
a) Tax charge/(credit) on loss on ordinary activities

                                        3 months ended          9 months ended
                                         31 December            31 December
GBP million                             2004        2003       2004       2003

Current taxation
Corporation tax 30% (2003: 30%)            -           -          -          -
UK overprovision in respect of prior
years                                      -           -          -        (20)
Overseas tax                               1           -         25          6
Overseas overprovision in respect of
prior years                                -           -         (5)         -
                                      --------    --------    -------    -------

                                           1           -         20        (14)
                                      ========    ========    =======    =======

In the 9 months ended 31 December 2004, a non-operating exceptional tax charge of GBP19 million arose on the disposal of the OPP business.

In the 9 months ended 31 December 2003, a non-operating exceptional tax credit of GBP20 million arose due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement.

b) Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time. Although the Group has significant tax losses as at 31 December 2004, we will incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.

8. LOSS PER SHARE

Basic and diluted loss per share is calculated by reference to a weighted average of 203.2 million ordinary shares (2003: 265.1 million ordinary shares) in issue during the period. The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:

                                          2004                   2003
                                            Loss per                 Loss per
9 months ended 31 December          Loss       share         Loss       share
                             GBP million       Pence  GBP million       Pence


Loss and basic loss per share        (32)      (15.7)        (169)      (63.7)
Operating exceptional items
Restructuring credits
included in cost of sales             (5)       (2.5)          (9)       (3.4)
Restructuring costs                    8         3.9           77        29.0
Decrease in provision for
litigation settlement                 (2)       (1.0)           5         1.9
Releases in respect of
doubtful debts                         -           -           (4)       (1.5)
Non-operating exceptional
items
Gain on disposal of
Discontinued Operations             (103)      (50.7)          (9)       (3.4)
Gain on disposal of joint
ventures and associates                -           -          (77)      (29.0)
Loss on disposal of
investments in Continuing
Operations                             -           -          (19)       (7.2)
Amounts revalued/(written
off) investments                       -           -            2         0.7
Gain on waiver of balance
payable to M (2003)
plc group                              -           -          (25)       (9.4)
Goodwill amortisation                 69        34.0           79        29.8
Write off of capitalised
losses on swaps                        -           -           46        17.3
Exceptional tax
charge/(credit)                       19         9.4          (20)       (7.5)
                                   -------     -------      -------     -------
Adjusted loss and adjusted
loss per share                       (46)      (22.6)        (123)      (46.4)
                                   =======     =======      =======     =======

9. STOCKS AND CONTRACTS IN PROGRESS


                                        31 December   30 September    31 March
GBP million                                    2004           2004        2004

Raw materials and bought in components           32              30         59
Work in progress                                 50              50         41
Finished goods                                   79              71         69
Long term contract work in progress               6               5          6
Payments on account                               -               -         (1)
                                           ----------     -----------  ---------
                                                167             156        174
                                           ==========     ===========  =========


10. DEBTORS

                                                    31            30        31
                                              December     September     March
GBP million                                       2004          2004      2004

Amounts falling due within one year:
Trade debtors                                      267           264       309
Of which: Securitised receivables                   10             -         -
Non-recourse receipts                              (10)            -         -
Amounts owed by associates                          16            16        17
Other debtors                                       31            39        36
Prepayments and accrued income                      18            19        26
                                              ----------    ---------- ---------
                                                   332           338       388
Amounts falling due after more than one
year:
Trade debtors                                        4             4         4
Prepayments and accrued income                       1             1         1
                                              ----------    ---------- ---------
                                                     5             5         5
                                              ----------    ---------- ---------

                                                   337           343       393
                                              ==========    ========== =========

During December 2004, the Group entered an arrangement to assign certain trade debts as a security against the advance of cash from a third party provider. All debts remain outstanding at 31 December 2004 and interest of GBP7,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.


11. CASH AT BANK AND IN HAND

                                        31 December   30 September    31 March
GBP million                                    2004           2004        2004

Cash and bank deposits repayable
on demand                                       260            281         406
Other cash deposits                              89             93         113
                                           ----------     ----------   ---------

Cash at bank and in hand                        349            374         519
                                           ==========     ==========   =========

Included in the amounts above are restricted cash
balances of:
Collateral against bonding
facilities                                       72             73          85
Held by captive insurance
company                                          17             18          18
Mandatory redemption escrow
account                                           -              2          10
Secured                                          10             10          11
                                           ----------     ----------   ---------
                                                 99            103         124

Cash held at subsidiary level
and cash in transit                              66             65          74
Available Treasury deposits                     184            206         321
                                           ----------     ----------   ---------

Cash at bank and in hand                        349            374         519
                                           ==========     ==========   =========

By currency:
Sterling                                        161            145         127
Euros                                           108            104          99
US Dollars                                       46             97         210
Chinese Yuan                                     34             28          83
                                           ----------     ----------   ---------

                                                349            374         519
                                           ==========     ==========   =========

At 31 December 2004, we held approximately euro 71 million (GBP50 million) and US dollar 21 million (GBP11 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income/(expense).

12. CREDITORS


                                                    31            30        31
                                              December     September     March
GBP million                                       2004          2004      2004

Amounts falling due within one year:
Loan notes                                           -             -         8
Bank loans and overdrafts
Repayable on demand                                 10            14        14
Other                                                4             2         4
                                              ----------   ----------- ---------
                                                    14            16        26

Payments received in advance                        42            45        56
Trade creditors                                    165           160       155
Amounts owed to associates                           1             -         -
Current taxation                                    98           114       104
Other taxation and social security                  18            21        25
Other creditors                                     67            75        77
Accruals and deferred income                       118           108       134
                                              ----------   ----------- ---------

                                                   523           539       577
                                              ==========   =========== =========

Amounts falling due after more than one
year:
Loan notes                                           -             -       257
Bank loans and overdrafts                           22            21        20
Obligations under finance leases                     2             2         2
                                              ----------   ----------- ---------
                                                    24            23       279

Accruals and deferred income                         6             5         6
                                              ----------   ----------- ---------

                                                    30            28       285
                                              ==========   =========== =========

Borrowings by currency:
Euros                                               28            25        26
US Dollars                                           -             -       265
Chinese Yuan                                        10            14        14
                                              ----------   ----------- ---------
                                                    38            39       305

Less amounts falling due within one
year                                               (14)          (16)      (26)
                                              ----------   ----------- ---------

Amounts falling due after more than
one year                                            24            23       279
                                              ==========   =========== =========

13. PROVISIONS FOR LIABILITIES AND CHARGES


                                                Contracts      Litigation
                                                      and             and
GBP million  Restructuring     Warranties     commitments     indemnities     Other     Total

At 1 April
2004                    41             32              48              82        16       219
Disposals                -             (1)              -               -         -        (1)
Charged                 12             10               7              12         4        45
Released                (4)            (2)             (8)             (2)       (2)      (18)
Utilised               (26)           (14)            (21)            (19)       (6)      (86)
Exchange
rate
adjustment               1              1               1              (1)        -         2
                     -------        -------        --------        --------    ------    ------
At 31 December
2004                    24             26              27              72        12       161
                     =======        =======        ========        ========    ======    ======
At 30
September 2004          25             27              38              76        14       180
                     =======        =======        ========        ========    ======    ======


Restructuring mainly comprises expected costs for termination of employee contracts (GBP10 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP14 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial injuries for which historical data is currently being reviewed and assessed by actuaries.

Other provisions mainly comprise payroll taxes on share options and other post retirement agreements.

14. EQUITY SHAREHOLDERS' INTERESTS


a) Share capital
                                                       Number of           GBP
                                                          shares
Ordinary shares of 25p each
Allotted, called-up and fully paid at 1 April
2004                                                 200,022,311    50,005,578
Shares issued:
Warrants exercised                                         6,222         1,555
Share options exercised                                8,387,798     2,096,950
                                                     -----------   -----------
Allotted, called-up and fully-paid at 31
December 2004                                        208,416,331    52,104,083


Unissued at 31 December 2004                         418,333,522   104,583,380
                                                     -----------   -----------

Authorised at 31 December 2004                       626,749,853   156,687,463
                                                     ===========   ===========

b) Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent 1 for 5 share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

At 31 December 2004, 49.6 million warrants were still outstanding.

14. EQUITY SHAREHOLDERS' INTERESTS (continued)

c) Share Options

At 31 December 2004 the following share options were outstanding in respect of the Company's ordinary shares:


                      Number of shares    Subscription
                          under option           price
                               million       per share      Exercise period

Senior Management
plan
Granted 24 June 2003               8.7             Nil      May 2004 to May 2013

Granted 1
September 2003                     0.6             Nil      May 2004 to May 2013

Granted 13
February 2004                      1.2             Nil      October 2004 to February 2014


Employee plan
Granted 30 June 2003               4.8         GBP3.08      May 2004 to May 2013

Granted 1
September 2003                     0.2         GBP4.55      May 2004 to May 2013

Granted 13
February 2004                        -         GBP7.17      May 2004 to February 2014

Granted 11
November 2004                      0.8         GBP5.72      November 2006 to November 2014


Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP59 million before payroll taxes. We expect the charge under UK GAAP before payroll taxes to be GBP23 million in the year to 31 March 2005, GBP9 million in the year to 31 March 2006 and GBP2 million in the year to 31 March 2007. The GBP59 million charge is a non-cash item.


15. RESERVES


                     Shares     Share               Capital     Profit
                     to be    premium   Capital   reduction   and loss
GBP million          issued   account   reserve     reserve     account  Total

At 1 April 2004          25         -         9         283        (17)    300
Loss retained for
the period                -         -         -           -        (32)    (32)
Exchange differences      -         -         -           -         13      13
Shares issued             -         3         -           -          -       3
Added in the period      19         -         -           -          -      19
Share options
exercised               (22)        -         -           -         20      (2)
Actuarial gain on
retirement benefit
schemes                   -         -         -           -        (11)    (11)
Losses transferred        -         -         -         (42)        42       -
                      -------   -------    ------     -------    -------  ------

At 31 December 2004      22         3         9         241         15     290
                      =======   =======    ======     =======    =======  ======

At 30 September 2004     27         2         9         241         21     300
                      =======   =======    ======     =======    =======  ======

On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts, these balances were been credited to the Company profit and loss reserve. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBP42 million have been transferred in the period.

16. CASH FLOW

a) Net cash inflow/(outflow) from operating activities before exceptional items


GBP million
9 months ended 31 December 2004           Continuing    Discontinued      Total

Group operating loss after exceptional
items                                            (80)            (4)       (84)
Operating exceptional items (Note 4(a))            1              -          1
                                              --------      ---------   --------
Group operating loss before exceptional
items                                            (79)            (4)       (83)

Depreciation charge                               28              2         30
Goodwill amortisation                             67              2         69
Shares to be issued related to share
options                                           19              -         19
Increase in stock                                (16)             -        (16)
Decrease in debtors                               28              6         34
Decrease in creditors                            (11)           (13)       (24)
Decrease in provisions                           (16)            (2)       (18)
                                              --------      ---------   --------

                                                  20             (9)        11
                                              ========      =========   ========

9 months ended 31 December 2003           Continuing   Discontinued      Total

Group operating loss after exceptional
items                                           (217)             2       (215)
Operating exceptional items (Note 4(a))           64              5         69
                                              --------      ---------   --------
Group operating loss before exceptional
items                                           (153)             7       (146)

Depreciation charge                               51              8         59
Goodwill amortisation                             65              9         74
Shares to be issued related to share
options                                           15              -         15
Decrease/(increase) in stock                      42             (3)        39
Decrease/(increase) in debtors                   136             (3)       133
(Decrease)/increase in creditors                 (74)             7        (67)
Decrease in provisions                            (4)            (3)        (7)
                                              --------      ---------   --------

                                                  78             22        100
                                              ========      =========   ========

b) Returns on investments and servicing of finance

GBP million
9 months ended 31 December                                    2004        2003

Income from loans, deposits and investments                      9          13
Interest paid                                                  (15)        (34)
Premium on redemption of Junior and Senior Notes               (28)        (16)
                                                           ---------    --------

                                                               (34)        (37)
                                                           =========    ========

All the above amounts relate to Continuing Operations.

c) Tax paid
GBP million
9 months ended 31 December                                    2004        2003

Overseas tax paid                                               (6)         (3)
                                                           =========   ========

All the above amounts relate to Continuing Operations. Tax paid in respect of previous business disposals is included in note 16 e).

d) Capital expenditure and financial investment


GBP million
9 months ended 31 December                                 2004          2003

Purchases of tangible fixed assets                          (21)          (20)
Sales of tangible fixed assets                                3            35
Sales of fixed asset investments                              -            23
                                                         --------      --------

                                                            (18)           38
                                                         ========      ========

Sales of tangible fixed assets shown in 2003 include GBP26 million relating to information technology assets. All the above amounts relate to Continuing Operations.

e)  Acquisitions and disposals


GBP million
9 months ended 31 December                                     2004       2003

Investments in subsidiary companies                               -         (6)
Sales of interests in subsidiary companies                      157         16
Sales of interests in associates and joint ventures              15         98
Net cash disposed with subsidiary companies                       -         (6)
                                                             --------   --------

                                                                172        102
                                                             ========   ========


f) Net cash inflow from management of liquid resources

GBP million
9 months ended 31 December                                      2004      2003

Deposits made with banks and similar financial institutions     (240)     (153)
Deposits withdrawn from banks and similar financial
institutions
                                                                 270       175
                                                              --------  --------
                                                                  30        22
                                                              ========  ========

g) Net cash outflow from financing

GBP million
9 months ended 31 December                                   2004         2003

Issue of ordinary share capital                                 3            -
Increase/(decrease) in bank loans                               1           (2)
Decrease in loan notes                                       (270)        (153)
Capital element of finance lease payments                       -           (1)
Scheme consideration                                            -         (340)
                                                           --------     --------

                                                             (266)        (496)
                                                           ========     ========


17. ANALYSIS OF NET MONETARY FUNDS



                               At             Other     Exchange     At     At
                          1 April   Cash   non-cash         rate 31 Dec30 Sept
GBP million                  2004   flow    changes   Adjustment   2004   2004
                                    ------
Cash at bank and in hand      406   (151)         -            5    260    281
Overdrafts                    (14)     4          -            -    (10)   (14)
                                    ------
                                    (147)
                                    ------
                                    ------
Liquid resources              113    (30)         -            6     89     93
                                    ------

Amounts falling due within
one year:                           ------
Bank loans                     (4)     3         (3)           -     (4)    (2)
Loan notes                     (8)     8          -            -      -      -

Amounts falling due after
more than one year:
Bank loans                    (20)    (4)         3           (1)   (22)   (21)
Loan notes                   (257)   262          -           (5)     -      -
Finance leases                 (2)     -          -            -     (2)    (2)
                                    ------
                                     269
                                    ------
                             ------ ------   --------     -------- ------ ------
                              214     92          -            5    311    335
                             ====== ======   ========     ======== ====== ======


18. CONTINGENT LIABILITIES


                                       31 December   30 September     31 March
GBP million                                   2004           2004         2004

Contingent liabilities at period end            20             20           20
                                          ==========     ==========     ========

Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group and industrial injury claims currently being reassessed.

The Group is engaged in a number of legal proceedings relating to shareholder class actions, patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 31 December 2004, the Group had provided third parties with a total of GBP141 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 December 2004, the value of total collateral against these various guarantees was GBP72 million; in addition, we estimate that GBP69 million of the providers had varying conditional and unconditional rights to call for cash collateral.

19. SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP AND RECONCILIATION OF UK GAAP TO US GAAP.

The results for the nine months ended 31 December 2004 have been prepared in accordance with UK GAAP. Other than as described below, significant differences between UK GAAP and US GAAP are described in Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")). A reconciliation between UK and US GAAP for the 9 months ended 31 December 2004 and 2003 follows:


GBP million
9 months ended 31 December                                      2004      2003

Retained loss in accordance with UK GAAP                         (32)     (169)

Continuing operations
Share option plans                                               (12)      (11)
Pension and other post-retirement benefits                        (5)       (2)
Goodwill and intangible asset amortisation and impairment
charges                                                           34        32
Restructuring costs                                               (7)      (23)
Derivatives (1)                                                  (12)      (38)
Net interest expense                                               7        14
Gain on sale of associates                                         -        17
Share of associates' operating loss                                -        11
Adjustments related to the financial restructuring:
Gain on settlement of equity forward contract                      -       123
Gain on extinguishment of liabilities                              -     2,695
Gain on waiver of related party payable                            -       (25)
Foreign exchange transaction gains                                 -        31
Exceptional write-off of capitalised losses on swaps               -        46
Other, net                                                         1        (2)

Discontinued Operations
Gain on sale of Discontinued Operations                          106         -
GAAP differences related to Discontinued Operations               (5)       (6)

Taxation adjustments
Tax effect of adjustments related to Continuing Operations        19         -
Tax effect of adjustments related to Discontinued Operations     (19)        -
Additional taxation expense under US GAAP                          -         2
                                                              --------  --------

Net income in accordance with US GAAP                             75     2,695
                                                              ========  ========

Earnings per share - basic                                      37.1p     10.1p
                                                              ========  ========
Earnings per share - diluted                                    35.0p     10.0p
                                                              ========  ========

(1) All references to derivatives are in respect of the Group's Senior Notes, where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under Statement of Financial Accounting Standards No.133. There were no derivatives outstanding as at 31 December 2004.


GBP million                                            31 December    31 March
                                                              2004        2004
Equity Shareholders' interests in accordance with UK
GAAP                                                           342         350

Items increasing equity shareholders' interests
Goodwill                                                       186         138
Intangible assets                                               24          57
Derivatives                                                      -          12
Pension and other post-retirement benefits                      35          38
Provisions for restructuring costs                               8          15
Other                                                            1           -
                                                          ----------    --------

Shareholders' equity in accordance with US GAAP                596         610
                                                          ==========    ========

Share of associates operating loss and gain on sale of associates

In accordance with APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock, US GAAP requires that application of the equity method be discontinued when the carrying value of an investment is reduced to zero and that no further losses be recognised unless the investor has guaranteed obligations or is otherwise committed to provide further funding to the investee. Accordingly, under US GAAP, we ceased to record our share of operating losses from our former associate, Easynet plc, when the carrying value of our investment in Easynet was GBPnil at 31 March 2003.

This resulted in a difference in the carrying value under UK GAAP as compared to US GAAP, leading to a GAAP difference in the gain recorded on the disposal of Easynet.

Gain on waiver of related party payable

As part of the financial restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. The gain of GBP25 million was recorded as exceptional income under UK GAAP and as a capital contribution in equity under US GAAP.

Exceptional write-off of capitalised losses on swaps

Under US GAAP, net losses arising on US dollar and euro denominated interest rate swaps that had been deferred within other comprehensive income were recognised in income in the year ended 31 March 2003 because the underlying debt instruments were to be extinguished through our financial restructuring. Under UK GAAP these net losses were recognised upon completion of the financial restructuring in May 2003.


Gain on sale of discontinued operations

In accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, US GAAP requires that translation gains and losses previously recorded in Accumulated Other Comprehensive Income ('AOCI') are removed from AOCI and included in the gain/(loss) on sale of discontinued operations. Accordingly, the gain on sale of the OPP business recorded in the six months ended 30 September 2004 reflects GBP136 million of translation gains previously recorded in AOCI. This is offset by GBP30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to discontinued operations

OPP has been classified as a discontinued operation for the nine months ended 31 December 2004 under both UK and US GAAP. Results of operations of OPP reflect differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense for the nine months ended 31 December 2004 has been allocated to OPP in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 08 February 2005